Filed by Archimedes Tech SPAC Partners Co.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: SoundHound, Inc.

Commission File No. 333-262094

SoundHound intends to send the communications below to certain media outlets in connection with its planned business combination with Archimedes Tech SPAC Partners Co.

BROADCAST

SUBJ: CEO Listing Day Interview: SoundHound (Nasdaq: SOUN)

Hi XX,

SoundHound, a global leader in voice artificial intelligence, is anticipating to list as “SOUN” on Nasdaq promptly following the company’s SPAC merger completion with Archimedes Tech SPAC Partners Co., expected to occur on or about April 26th , subject to approval by Archimedes’ stockholders. SoundHound enables businesses like Hyundai, Mercedes-Benz, Stellantis, Snap, and Pandora to integrate conversational experiences into their products and services. I am reaching out to offer SHOW/OUTLET an interview with SoundHound Co-founder and CEO, Keyvan Mohajer, for their listing day.

According to Statista, voice assistants are forecasted to exceed the number of humans on earth at 8.4 billion by 2024, and the global voice recognition and voice commerce markets are expected to reach $160+ billion by 2026. SoundHound aims to capture a significant share of this market opportunity with its large ecosystem of voice assistants in cars, apps, and devices, as well as its three-pillar business model of voice platform royalties, subscription services like food ordering, and monetization opportunities that connect its ecosystem with its services.

SoundHound’s advanced conversational AI solutions deliver unprecedented speed and accuracy through proprietary technology that combines the traditional two-step speech recognition process into a single step. Its Speech-to-Meaning® and Deep Meaning Understanding® technologies allow users to speak as though they are talking to another human, combining requests and asking follow-on questions without needing to repeat information.

In a market where SPAC mergers have had challenges, SoundHound was able to receive commitments for a significant PIPE of $113M. With its customers, deep technology advantage, and diversified business model, the company is entering the public markets with tremendous growth opportunities.

Keyvan is available to discuss the company’s evolution, its technology, and the company growth plans following their listing day as they look to capitalize on the market opportunity. He can also speak to:

●	The rapid adoption and usage of voice AI and possibilities for new use cases

●	How monetization will change the game for conversational AI

●	How SoundHound enables brands and customers to maintain transparency of user data, unlike Big Tech enabled assistants

●	How voice AI is helping to solve the labor shortage across industries such as hospitality, retail and healthcare

●	How voice AI enables business to create unique customer experiences and boost customer satisfaction

Please let me know if you’re interested in having Keyvan on as a guest and booking an interview. Happy to coordinate logistics –

XX

Important Information and Where to Find It

This communication refers to a proposed transaction between Archimedes Tech SPAC Partners Co. (“Archimedes”) and SoundHound. This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the transaction described herein, Archimedes has filed relevant materials with the SEC, including a registration statement on Form S-4, which includes a proxy statement/prospectus/consent solicitation. Security holders are encouraged to carefully review such information, including the risk factors and other disclosures therein. The definitive proxy statement/prospectus has been sent to all Archimedes stockholders. Archimedes also will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of Archimedes are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the proxy statement/prospectus/consent solicitation and all other relevant documents filed or that will be filed with the SEC by Archimedes through the website maintained by the SEC at www.sec.gov or via the website maintained by Archimedes at www.archimedesspac.com or by emailing Info@ArchimedesSPAC.com.

Participants in the Solicitation

Archimedes and SoundHound and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Archimedes’ stockholders in connection with the proposed transaction. Information about Archimedes’ directors and executive officers and their ownership of Archimedes’ securities is set forth in Archimedes’ filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus/consent solicitation regarding the proposed transaction. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This communication contains forward-looking statements, which are based on estimates, assumptions, and expectations. Actual results and performance could differ materially and adversely from those expressed or implied in forward-looking statements. Archimedes and SoundHound do not undertake any obligation to update any forward-looking statements, except as required by law.

PRINT/ONLINE

SUBJ: CEO Listing Day Interview: SoundHound (Nasdaq: SOUN)

Hi XX,

SoundHound, a global leader in voice artificial intelligence, is anticipating to list as “SOUN” on Nasdaq promptly following the company’s SPAC merger completion with Archimedes Tech SPAC Partners Co., expected to occur on or about April 26th , subject to approval by Archimedes’ stockholders. SoundHound enables businesses like Hyundai, Mercedes-Benz, Stellantis, Snap, and Pandora to integrate conversational experiences into their products and services. I am reaching out to offer an interview with SoundHound Co-founder and CEO, Keyvan Mohajer, for their listing day.

According to Statista, voice assistants are forecasted to exceed the number of humans on earth at 8.4 billion by 2024, and the global voice recognition and voice commerce markets are expected to reach $160+ billion by 2026. SoundHound aims to capture a significant share of this market opportunity with its large ecosystem of voice assistants in cars, apps, and devices, as well as its three-pillar business model of voice platform royalties, subscription services like food ordering, and monetization opportunities that connect its ecosystem with its services.

SoundHound’s advanced conversational AI solutions deliver unprecedented speed and accuracy through proprietary technology that combines the traditional two-step speech recognition process into a single step. Its Speech-to-Meaning® and Deep Meaning Understanding® technologies allow users to speak as though they are talking to another human, combining requests and asking follow-on questions without needing to repeat information.

In a market where SPAC mergers have had challenges, SoundHound was able to receive commitments for a significant PIPE of $113M. With its customers, deep technology advantage, and diversified business model, the company is entering the public markets with tremendous growth opportunities.

Keyvan is available to discuss the company’s evolution, its technology, and the company growth plans following their listing day as they look to capitalize on the market opportunity. He can also speak to:

●	The rapid adoption and usage of voice AI and possibilities for new use cases

●	How monetization will change the game for conversational AI

●	How SoundHound enables brands and customers to maintain transparency of user data, unlike Big Tech enabled assistants

●	How voice AI is helping to solve the labor shortage across industries such as hospitality, retail and healthcare

●	How voice AI enables business to create unique customer experiences and boost customer satisfaction

Please let me know if you’re interested in booking an interview with Keyvan. Happy to coordinate logistics –

XX

Important Information and Where to Find It

This communication refers to a proposed transaction between Archimedes Tech SPAC Partners Co. (“Archimedes”) and SoundHound. This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the transaction described herein, Archimedes has filed relevant materials with the SEC, including a registration statement on Form S-4, which includes a proxy statement/prospectus/consent solicitation. Security holders are encouraged to carefully review such information, including the risk factors and other disclosures therein. The definitive proxy statement/prospectus has been sent to all Archimedes stockholders. Archimedes also will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of Archimedes are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the proxy statement/prospectus/consent solicitation and all other relevant documents filed or that will be filed with the SEC by Archimedes through the website maintained by the SEC at www.sec.gov or via the website maintained by Archimedes at www.archimedesspac.com or by emailing Info@ArchimedesSPAC.com.

Participants in the Solicitation

Archimedes and SoundHound and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Archimedes’ stockholders in connection with the proposed transaction. Information about Archimedes’ directors and executive officers and their ownership of Archimedes’ securities is set forth in Archimedes’ filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus/consent solicitation regarding the proposed transaction. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This communication contains forward-looking statements, which are based on estimates, assumptions, and expectations. Actual results and performance could differ materially and adversely from those expressed or implied in forward-looking statements. Archimedes and SoundHound do not undertake any obligation to update any forward-looking statements, except as required by law.

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